Planet Beach Franchising Corporation
5145 Taravella Road
Marrero, Louisiana 70072
(504) 361-5550
March 24, 2011
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Withdrawal Request of Planet Beach Franchising Corporation Registration Statement on Form S-1 Registration No. 333-165879
Ladies and Gentlemen:
          Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Planet Beach Franchising Corporation (the “Registrant”) hereby requests that the Securities and Exchange Commission consent to the immediate withdrawal of the Registrant’s registration statement on Form S-1 (Registration No. 333-165879), together with all exhibits and amendments thereto. The registration statement was initially filed on April 2, 2010, and was amended on May 21, 2010 and July 1, 2010. The Registrant has determined not to pursue at this time the initial public offering to which the registration statement relates.
          The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the registration statement or the prospectus contained therein. The Registrant also acknowledges that no refund will be made of fees paid to the Commission in connection with the filing of the registration statement. However, the Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements. The Registrant may undertake a subsequent private offering in reliance on Securities Act Rule 155(c).
          Please send copies of any written order consenting to the withdrawal of the registration statement that the Commission may issue to the undersigned at fax number (504) 361-5540, with a copy to the Registrant’s counsel, Fishman Haygood Phelps Walmsley Willis & Swanson, L.L.P., 201 St. Charles Avenue, New Orleans, Louisiana 70170, Attention: Maureen

Securities and Exchange Commission
March 24, 2011

Brennan Gershanik, fax (504) 310-0278. If you have any questions regarding this request, please contact Ms. Gershanik at (504) 586-5278.

Sincerely,
/s/ Stephen P. Smith
Stephen P. Smith
President and Chief Executive Officer